SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Presentation to financial analysts: 2007 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 6, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer

France Telecom

2007 results

Didier Lombard, Chairman & CEO
Gervais Pellissier, CFO

February 6, 2008



cautionary statement

- this presentation contains forward-looking statements and information on France Telecom's objectives, in particular for 2008. Although France Telecom believes that its objectives are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market's regulatory environment, competitive environment and technological trends, the success of the NExT plan and of other strategic initiatives based on the integrated operator model as well as France Telecom's financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
- the financial information in this presentation is based on international financial reporting standards (IFRS) and is subject to specific uncertainty factors given the risk of changes in IFRS standards.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document and its updates filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

agenda

part 1: FY07 Group highlights

part 2: 2007 accounts

part 3: 2007 performance by business

part 4: outlook & cash policy

appendices

part 1
FY07 Group highlights

strong 07 performance above initial commitments

	2006			2007		
commitment	target	achievement		target	achievement	
GOM rate	-1/-2 pts	-1.4 pt vs 2005 GOM rate*	✓	upgraded from "near stabilization" to "stabilization"	+0.2 pt vs 2006 GOM rate*	✓
CAPEX to sales ratio	around 13%	13%	✓	around 13%	13.2%	✓
organic cash flow	€6.8bn**	€6.9bn**	✓	upgraded from €6.8bn to €7.5bn	€7.8bn	✓
net debt / GOM	<2 in 2008	2.27		<2 in 2008	1.99	✓

* comparable basis: see glossary
** excl. PagesJaunes disposal

strong 3Q and 4Q led to a FY07 growth of 2.8%


group quarterly revenue growth*
in %
2.0%
0.5%
1.2%
1.0%
1.8%
2.1%
3.5%
3.6%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07


in million of euros
+2.8%
51,541
52,959
2006*
2007

* comparable basis

almost all activities posted growth in 2007

enterprise : +0.4%*

- resilience of legacy activities
- transformation towards services is under way

rest of the world : +11.2%*

- sustained growth of mobile customer base and revenues
- good resistance to new entrants in Eastern Europe and Africa

Poland : -2.0%*

- progression of internet BB customer base with IPTV take off
- improvement of value market share in mobile

2007
group revenue split
by country / activity



43%
14%
12%
15%
7%
9%

France : +1.1%*

- high net adds in internet BB thanks to "Net" offerings
- contained PSTN line losses
- mobile growth with high net adds in contracts

UK : +4.7%*

- mobile value strategy is paying off with a strong yearly growth
- development of LLU for internet customers and trialing in IPTV

Spain : +1.1%*

- new ADSL offer : strong take off
- on going mobile growth with improved customer mix

* YoY revenue growth on a comparable basis

main KPIs have strongly improved in 2007

group customers*


in million
+7%
145
81
64
159
54
105
170
55
115
2005
2006
2007
Orange branded cust.
non branded

group mobile customers*


in million
+12%
84
83
2
98
92
6
110
97
13
2005
2006
2007
broadband mobile customers

ADSL group accesses in Europe*


in million
7.400
9.652
11.652
CAGR 05-07:
+21%
24%
43%
52% Livebox
41% VoIP
11% IPTV
2005
2006
2007

enterprise services revenue growth


in %
11.8%
15.2%
06/05 CB**
07/06 CB**

* actual basis ** comparable basis

increasing stake of growing markets* in group revenues : from 10% to 14% in 2 years


evolution of revenues in growing markets*
in billion of euros
CAGR 05- 07
+21%
5.1
1.3
0.7
1.5
1.6
6.4
1.8
0.9
1.8
1.9
7.5
2.1
1.2
2.1
2.1
Africa and other
Middle East
Eastern Europe
Poland mobile
2005
2006
2007

* see glossary

Gross Operating Margin stabilized after 2 years of decline


evolution of GOM rate
in %
38.2%
37.6%
37.3%
35.9%
36.1%
04CB
05/05CB
06/06CB
2007


quarterly GOM rate evolution YoY
+0.1 pt
-0.1 pt
+ 0.6 pt
+ 0.3 pt
1Q
2Q
3Q
4Q

insight

- higher growth in 3Q and 4Q in France, UK mobile and Enterprise
- headcount : 75% of 06-08 forecast achieved in France leading to contained labor opex
- stable non labor opex
  - nearly stable commercial costs in % of sales (+0.2 pt)
  - declining interconnect & ITN costs (-0.5 pt)

net debt target achieved one year in advance thanks to a strong organic cash flow generation in 07


organic cash flow generation
in billion of euros
+13%
7.5
6.9
7.8
2005*
2006*
2007

* excl. PagesJaunes and incl. Amena


net debt evolution
in billion of euros
net debt / GOM
4.56
2.78
2.27
1.99
68
50
42
38
2002*
2004
2006
2007
S&P's rating
BBB-
BBB+
A-
A-

* in French Gaap

part 2
2007 accounts

sustained revenue growth in Personal and good performance of Home France and Enterprise

in million of euros	2006*	2007	change 2007/2006* €m	change 2007/2006* %
group revenues	51,541	52,959	+1,418	2.8%
total personal	27,538	29,119	+1,582	5.7%
personal France	9,885	9,998	+112	1.1%
personal UK	5,863	6,217	+354	6.0%
personal Spain	3,315	3,404	+90	2.7%
personal Poland	1,992	2,133	+141	7.1%
personal ROW	6,701	7,550	+849	12.7%
total home	22,725	22,671	-54	-0.2%
home France	17,709	17,957	+248	1.4%
home Poland	3,139	2,886	-253	-8.1%
home UK	425	403	-22	-5.1%
home Spain	629	604	-25	-4.0%
home other ROW	1,046	1,093	+47	4.5%
total enterprise	7,689	7,721	+32	0.4%
eliminations	-6,411	-6,552	-	-

* on a comparable basis, ie adjusted from forex (-182m€) and perimeter and other impact (+21m€)

GOM increased by 3.4% driven by most mobile operations and Home France

in million of euros	2006*	in %of revenues	2007	in % of revenues	△%	△ in % pts
group GOM	18,486	35.9%	19,116	36.1%	3.4%	+0.2pt
total personal	9,433	34.3%	9,977	34.3%	5.8%	-
personal France	3,742	37.9%	3,861	38.6%	3.2%	+0.7 pt
personal UK	1,378	23.5%	1,408	22.6%	2.2%	-0.9 pt
personal Spain	846	25.5%	805	23.6%	-4.9%	-1.9 pt
personal Poland	712	35.7%	834	39.1%	17.1%	+3.4 pts
personal ROW	2,756	41.1%	3,071	40.7%	11.4%	-0.4 pt
total home	7,641	33.6%	7,799	34.4%	2.1%	+0.8 pt
home France	5,953	33.6%	6,482	36.1%	8.9%	+2.5 pts
home Poland	1,473	46.9%	1,205	41.8%	-18.2%	-5.1 pts
home ROW	216	10.3%	112	5.3%	-48.3%	-5.0 pts
total enterprise	1,414	18.4%	1,343	17.4%	-5.1%	-1.0 pt

* on a comparable basis, ie adjusted from forex (-63m€) and perimeter & other impacts (+10m€)

control over cost base has driven GOM improvement

evolution of opex (in % of revenues)



€33.1Bn
(64.1% of revenues)
€33.8Bn
(63.9% of revenues)
labour
16.8%
16.6%
interconnection
15.4%
14.9%
other IT&N
5.3%
5.3%
commercial expenses
15.1%
15.3%
general, properties and others
11.5%
11.8%
2006 CB
2007

-20 bp in 07 driven by headcounts reduction

50 bp decrease thanks to better control of abundance offers and positive impact of MTR cuts

nearly stabilized, supporting high revenue growth in 3Q and 4Q

slight increase driven by one-off accruals (Poland, …)

headcount evolution

on track to achieve our group 06-08 forecast


192,024*
81,847
(43%)
110,177
(57%)
2006 CB
International
-687* net reduction mainly in TP Group
France
-4,005* net reduction
ACT plan operates
recruitments : +1,500** mainly on critical joblines with 68% dedicated to sales
187,331*
81,160
(43%)
106,172
(57%)
2007

- group headcount down by 4,693 people, ie -2.4% vs 06 on a comparable basis
- in France, 4,105 net departures** in 2007: 75% of our 06-08 forecast achieved in 2 years
- 2007 variation in line with timing, leading to reduced labour costs by 0.2 pt in % of revenue

* active headcount excluding Pages Jaunes and other perimeter impacts in 2006 and 2007, ** permanent headcount on NExT perimeter

interconnect & IT&Networks costs decreased by €210m



interconnect & IT&N costs* evolution (in million of euros)
13,152
(25.5% of Rev.)
+344
+32
12,942
(24.4% of Rev.)
other IT&N Costs*/***
5,214
-387
-199
5,046
interconnect costs
7,938
7,895
2006 CB
CTR cut**
inter-operator costs
IT&N non labour opex */***
labour opex */***
2007
interconnection costs
IT&N costs

- interconnection costs net improvement of €43m with pro-active management of unlimited offers
- contained increase of IT&N non labour opex due to deployment of customers' service platforms and ongoing rollout of networks

* including labour costs related to IT&N, ** cut in call termination rate (Mobile operators only), *** net of capitalized costs

operating income increased by 55%

in million of euros	2006	2007
gross operating margin (GOM)	18,539	19,116
employee profit sharing	-346	- 359
share-based payment	-30	- 279
depreciation & amortization	- 7,824	- 8,111
impairment of goodwill	-2,800	-26
impairment of assets	-105	-107
disposal of assets	97	769
restructuring costs	- 567*	-208
associates	24	4
operating income	6,988	10,799

employees free of charge share program and ownership program (€256m)

one-off depreciations of some specific assets

disposals: €307m for TDF participation, €299m for Orange Netherlands, €104m for Eutelsat

* reminder: early retirement plan closed at the end of 06

net income group share on comparable terms increasing by 24%

in million of euros	2006	2007
operating income	6,988	10,799
financial results	-3,251	-2,650
tax	-2,180	-1,330
discontinued activities	3,211	-
minorities interest	-629	-519
net income Group share	4,139	6,300
gain on asset disposals and result of discontinued activities	-3,308	-769
impairment of goodwill	2,800	26
exceptional on deferred tax	*-195*	*-1,141*
exceptional on financial expenses	*258*	-
accrual for employees free share program	-	*146*
*net income Group share on comparable terms**	*3,693*	*4,561*

- one-off non cash charges in 06
- debt decrease in 07 with average interest rate from 5.9 to 6.5%

additional recognition of differed tax assets in France

€105m for directories in 06

* adjusted for main elements impacting the comparability

strong progression of organic cash flow thanks to GOM increase and to WCR optimization

in million of euros	2006*	2007
gross operating margin (GOM)	18,539	19,116
net interest expense cash out**	-2,695	-2,411
employee profit sharing cash out	- 349	-346
income taxes cash out	-481	-791
early retirement plan cash out	- 953	-893
restructuring costs cash out	-237	-272
change in Working Capital Requirement	-17	281
others (other cash out and non cash items)	-219	-40
net cash provided by operating activities	13,588	14,644
capex	-6,732	-6,979
licences	-283	-85
increase or decrease in amounts due to fixed asset suppliers	228	125
proceeds from sale of tangible and intangible assets	105	113
organic cash flow, consolidated	6,906	7,818
*o/w organic cash flow, part of the group**	*5,976*	*7,072*

* excl. Pages Jaunes, ** net financial charges excluding discounting, disposal / provision on financial assets and foreign exchanges (gain/loss)

net debt: 2008 target achieved thanks to high organic cash flow generation and divestments

net debt changes (in million of euros)



42,017
-7,818
3,117
627
1,117
-1,808
757
-29
37,980
o/w TP €271m
o/w Mobistar €142m
o/w Sonatel €88m
o/w ECMS €75m
o/w Ya.com €319m
o/w Kenya €270m
o/w Moldova €103m
o/w Silicomp €96m
o/w Voxmobile €80m
o/w Netherlands €1.3Bn
o/w tower part (TDF) €254m
o/w Bluebirds €110m
o/w One net impact : €82m
end of 2006
organic cash flow
dividend
dividend paid by the subsidiaries to minorities and minority shareholders contribution
acquisitions
disposals
alleged state aid under escrow
others
end of 2007

financial structure optimized

YE07 net debt	€37.98Bn
YE07 gross debt**	€43.26Bn
% of debt with a fixed rate**	85%
% of debt in €**	83%
average maturity	7.1 years

YE07 S&P rating
A3/A-

FY07 average cost of debt
6.46%

spread***: among the lowest of the sector

gross debt repayment schedule (in billion of euros)



9.7*
5.0
3.7
4.9
2.9
17.1
2008
2009
2010
2011
2012
2013-2035

- €3.7bn refinancing signed in 07 secure 08 debt repayment schedule
- in the early 08 economical environment, FT can manage its mid term debt repayments thanks to best rating of the sector (A3/A-)

* of which €7.9bn due for payment (€0.6bn minority put and €1.2bn accrued interests)

** after swap and including accrued interest *** measured by Credit Default Swap

part 3
2007 performance by business

2007 personal France

solid performance in revenues and margin

revenues: +1.1% yoy on a comparable basis
(+4.9% yoy excl. regulatory impact)
(in million of euros)



9,885
+357
-358
-87
+169
+32
9,998
2006 CB
customer base
regulatory
voice
non-voice
equipement & others
2007

GOM: +3.2% yoy on a comparable basis
(in million of euros)



GOM rate
3,742
3,861
37.9%
38.6%
2006 CB
2007

- sustained revenue growth in 07 driven by:
  - customer base increase (+4.1%)
  - non-voice revenue increase more than compensating voice revenue decline
- slight GOM rate increase at 38.6% (+70bp) driven by:
  - revenue growth (impact of 70bp) including regulatory impact on termination rates and roaming tariffs (full impact in 4Q)
  - stable opex base : savings on interconnect costs but higher commercial costs

2007 personal France

Orange market share almost stabilized

*Orange market share evolution**


46.7%
46.5%
46.7%
46.8%
46.4%
45.0%
44.5%
44.5%
44.3%
43.8%
4Q06
1Q07
2Q07
3Q07
4Q07
market share incl MVNO
market share excl MVNO

customer base mix (000s)


prepaid
contract
+4.1%
23,270
24,226
8,554
36.8%
8,528
35.2%
14,716
63.2%
15,699
64.8%
2006
2007

contract churn rate evolution
(annual rolling)


12.2%
11.7%
11.4%
10.9%
10.3%
4Q06
1Q07
2Q07
3Q07
4Q07

- Orange is n°1 in net adds in 4Q and in FY07 (+956k), especially in contract customers acquisition
  - strong commercial activity in 4Q illustrated by the iPhone success
  - improved contract mix at 64.8% (+1.6pp)
- high level of net sales for our two main partners in 07 Virgin (+419K) and M6 mobile (+226k)

* company estimates

2007 personal France

broadband customer base doubled with strong data ARPU increase

broadband customer base evolution
(in 000s and in % of total base)



X 2
3,595
4,376
5,221
6,284
7,407
15%
19%
22%
27%
31%
4Q06
1Q07
2Q07
3Q07
4Q07

annual rolling data ARPU evolution



+ 21%
57
69
sms
non sms
31
26
34
35
54%
46%
49%
51%
1Q05
4Q07



- data revenue* increase from 15.4% in 4Q06 to 17.7% in 4Q07
- 73k iPhones sold in December 07 of which 48% are new Orange customers

mobile multimedia options sold (000)

478k Orange mutimedia options placement in 4Q07



399
478
4Q06
4Q07

* as a % of total network ARPU revenue

2007 home France

revenue and GOM benefiting from wholesale & broadband growth

revenues : +1.4% yoy on a comparable basis
(in million of euros)



17,709
-548
+571
+237
-12
17,957
2006 CB
PSTN
internet
carrier
others
2007

GOM: +8.9% yoy on a comparable basis
(in million of euros)



GOM rate
5,953
6,482
33.6%
36.1%
2006 CB
2007

- 1.4% revenue growth in 07 mainly driven by:
  - wholesale revenue increase (+4% yoy)
  - internet revenue increase compensating PSTN decline on a yearly basis
- GOM rate increase at 36.1% (+250bp) thanks to:
  - revenue increase (impact of +116bp)
  - cost base under control (impact of +134bp) with better productivity especially of the retail sales force, and interconnections savings due to termination rate reductions

2007 home France

strong ADSL commercial performance in 2H, leading to 7.3 million ADSL customers

ADSL market share (%)*



49.3%
49.2%
49.2%
49.3%
49.4%
45.1%
47.6%
47.8%
51.7%
51.5%
4Q06
1Q07
2Q07
3Q07
4Q07
net adds MS
market share

* company estimates

- ADSL market share improvement to 49.4%
- strong success of naked ADSL offers with 941k customers at the end of 07
- quarterly broadband ARPU increased from 28.3€ in 4Q06 to 31€ in 4Q07 (+9.5% yoy)
- 2.5m VOD paying acts in 2007 (x4 yoy)

Orange Naked DSL offer take off (in 000s)

	1Q net adds	2Q net adds	3Q net adds	4Q net adds	base end of 07
naked lines	76	186	312	313	941
% of new customers					65%

DSL base features (in % of ADSL cust)



10%
35%
58%
16%
56%
71%
2006
2007
IPTV 1,1m*
VoIP 4,1m*
Livebox 5,2m*

* at the end of 2007

2007 home France

total number of FT fixed lines increasing for the 4th consecutive quarter, while FT retail lines loss pace stabilizing

total number of fixed lines (in million)



retail lines
+1.5%
27.74
27.80
27.84
27.98
28.15
2.27
3.03
3.90
4.54
5.19
-696k
-832k
-499k
-480k
25.47
24.77
23.94
23.44
22.96
4Q06
1Q07
2Q07
3Q07
4Q07
number of FT retail lines
number of wholesale lines

in 000s	1Q net adds	2Q net adds	3Q net adds	4Q net adds	base end of 07
full ULL	442	302	336	395	3,537
WLR	65	369	143	124	716
naked ADSL	254	200	163	133	938

- full ULL: continuous transfer from partial to full unbundling with a stabilized pace during the year
- WLR: migrated lines slowing down with the reduction of lines from pre-selection
- naked ADSL: slowdown confirmed for competitors with a strong take up of Orange offer

France: priorities and action plan for 2008

personal	
	▪ maintain market shares through market segmentation and favor MVNO development ▪ monitor ARPU with development of new usages (TV, content…) ▪ new offers on voice + unlimited data access in 3G ▪ ongoing loyalty policy to continue to manage churn level

home	
	▪ sustain market share ▪ develop full 3P offer by extending geographical coverage through satellites ▪ grow new usages and businesses (advertising, content & entertainment) ▪ pursue FTTH pre-deployment

2007 personal UK

value strategy undertaken in 06 is delivering growth

revenues: +6.0% yoy on a comparable basis
(+7.4% excl. regulatory impact)
(in million of euros)



5,863
+ 110
- 73
+133
+ 122
+ 62
6,217
2006 CB
customer base
regulatory
voice
non-voice
equipment & others
2007

GOM: +2.2% yoy on a comparable basis
(in million of euros)



GOM rate
1,378
23.5%
1,408
22.6%
1H06: 26.6%
1H07: 23.6%
2H06: 20.4%
2H07: 21.7%
2006 CB
2007

- value strategy delivers a high revenue growth both in voice and non voice with a very strong 4Q (+11.2%)
- high contract acquisition performance supported by:
  - attractive offers : animal tariffs success with 2.9 m customers (from an original launch in April 06)
  - pervasive market presence
- GOM benefits from higher revenues partially offset by increased interconnect costs due to bundle offers

2007 personal UK

highest yearly contract acquisition since 2001

net adds by quarter (000s)



143
50
2
214
224
202
10
40
-238
-145
4Q06
1Q07
2Q07
3Q07
4Q07
contract
prepaid

customer base mix (000s)



+2% yoy
prepaid
contract
15,333
15,642
10,365 67.6%
10,032 64.1%
4,968 32.4%
5,610 35.9%
2 006
2 007

annual rolling ARPU evolution in £



+3% yoy
257
257
258
261
265
52
53
54
56
57
205
204
204
205
207
4Q06
1Q07
2Q07
3Q07
4Q07
voice ARPU
non voice ARPU

- value mix strongly improved yoy with 35.9% contract customers at the end of 07
- ARPU increasing over the quarters
  - fuelled by data usage (22% of ARPU)
  - improved customer mix
  - despite regulation impact (3£ in 4Q07)
- contract churn falling to 21.1% from 28.8% in 06

2007 home UK

limited broadband growth in a highly competitive market

revenues : - 5.1% yoy on a comparable basis
(in million of euros)


425
+ 8
0
- 11
+ 2
- 21
403
2006
base
ARPU
base
ARPU
others
2007
broadband
narrowband

closing base ADSL (000s)


+7%
yoy
1,063
1,138
2006
2007

- modest broadband increase still not compensating narrowband
- focus on customer satisfaction and commercial offer :
  - quality of services improving : customer service levels and network performance
  - new partnerships with Disney and MGM
  - digital TV trialing in London and Leeds
- increasing percentage of broadband base on LLU: 30% end of 2007 vs. 16% end 06

UK: priorities and action plan for 2008

- new management in place from January 2008

personal	▪ continue value strategy and maintain growth momentum ▪ optimise market presence with increased owned distribution channels ▪ capitalise on the strong recovery in quality of services to further improve loyalty and develop market share ▪ further improve efficiency and effectiveness
home	▪ further improve quality of service perception ▪ enhance product portfolio ▪ pursue LLU strategy and optimize customer base

2007 personal Spain

increasing value of customer base delivers growth

revenues: +2.7% yoy on a comparable basis
(+5.7% excl. regulatory impact)
(in million of euros)



3,315
+ 366
- 94
- 136
+ 177
-172
- 52
3,404
2006 CB
customer base
regulatory
Euskaltel
MOU
price
equipment & others
2007

GOM: -4.9% yoy on a comparable basis
(in million of euros)



GOM rate
846
805
25.5%
23,6%
1H07: 23.5%
2H07: 23.8%
2006 CB
2007

- revenue growth of 2.7% (+7.1% yoy excluding Euskaltel effect)
  - increasing customer base value (+9.9% contracts yoy) thanks to new tariffs policy based on abundance offers
- GOM margin at 23.6% (would have been stable at 25.7% excluding Euskaltel effect)
  - improving in 2H thanks to costs optimisation programs and despite competitors aggressive on-net commercial offers and roaming impact from September

2007 personal Spain

improved customer mix thanks to high contract acquisition

contract net adds (000s)


423
537
153
270
201
336
1H06
2H06
1H07
2H07

customer base (000s)


prepaid
contract
11,114
11,091
5,695
51.2%
5,135
46.3%
5,420
48.8%
5,956
53.7%
2006
2007*

- increased ARPU (€ 303 in 4Q07, +0.7% yoy)
  - despite regulatory impact (€8)
  - with higher data usage (+6% yoy)
- 1.6 m broadband mobile subs. (x4 yoy) supported by increased 3G and 3G+ coverage
- MVNO base increased to 231k customers and new agreements signed: KPN (Simyo), Masvida, Diamovil, Jazztel

annual rolling ARPU evolution in €


301
300
301
305
303
36
36
36
38
38
265
264
265
267
265
4Q06
1Q07
2Q07
3Q07
4Q07
voice ARPU
non voice ARPU

* after inactive prepaid base clean up (500k)

2007 home Spain

broadband base increase with a successful new triple play offer

revenues: -4.0% yoy on a comparable basis
(in million of euros)



629
+ 39
- 55
+ 3
- 12
604
2006 CB
ADSL
voice and narrowband
corporate
wholesale
2007

+ 28.2% in broadband customer base (000s)



918
449
470
1,046
418
628
1,177
385
792
+28.2%
-14.3%
+ 68.6%
2H06*
1H07*
2H07*
ULL
non ULL
* incl. Ya.com

- successful Ya.com acquisition: with an increasing ADSL market share (19.4% in Nov- 07), the Group is number 2 offering a genuine alternative to the incumbent
- broadband base increased by 28% yoy and ULL base by 69%
  - benefiting from "all in One" success: Oct-Nov net adds broadband market share of 26%
- content offer improved through strategic partnerships such as Sogecable agreement

focus Spain
All in One success: a lever to increase our revenues

triple play offers

line rental +broadband + nat. calls + TV basic


price
76.5 €
60.95€
58.9 €
34.95 €
orange
3 Mb
6 Mb
12 Mb
20 Mb
internet speed

DSL base features (% of broadband cust.)


IPTV customers
Livebox
VOIP customers
8.4%
4.6%
1Q07
2Q07
3Q07
4Q07

net adds broadband market share


3.6%
14.5%
16.9%
15.8%
19.6%
26.0%
3Q06
4Q06
1Q07
2Q07
3Q07
Oct-nov07

commercial launch in Sept. 20th 07

- 99 k customers at the end of 2007
- 80% of new customers are in ULL

Spain: priorities and action plan for 2008

- new management team in place in 2H07

personal	▪ maintain momentum in contract growth and leverage on customer mix to benefit from data ARPU growth ▪ turnaround prepaid business performance ▪ optimise commercial costs: – reshaping distribution channel mix (incl. online) – revising commisioning scheme according to the value strategy – rebalancing commercial costs towards retention
home	▪ improve triple play provisioning performance, leveraging on the success of “all in One” ▪ push ULL strategy through the rollout of new MDF to improve profitability and customer satisfaction ▪ launch new convergent offers and develop TV content and SVOD ▪ launch FTTH pilot in Barcelona

2007 personal Poland:
keeping solid growth pace

revenues : +7.1% yoy on a comparable basis
(+13.9% yoy excl. regulatory impact)
(in million of euros)



+329
1,992
-120
-49
-36
+16
2,133
2006 CB
customer base
regulatory
voice
non-voice
equipment
2007

GOM : +17.2% yoy on a comparable basis
(in million of euros)



834
712
39.1%
35.7%
2006 CB
2007

- mobile revenues growth supported by strong acquisitions in 4Q07:
  - 1.6m net adds in 2007 (14.2m total customers, +13.1% yoy)
  - take off of broadband customer base : 223k in 4Q07 (x3 vs. end of 2006)
  - market share leadership maintained in volume (34.1%in 4Q07) and in value (34.2% in 2007)
- GOM rate improvement driven by revenue increase despite higher commercial expenses

2007 home Poland

new tariffs plans in an highly competitive market

revenues: -8.1% yoy on a comparable basis
(in million of euros)



3,139
-257
+18
-18
-31
+35
2,886
2006 CB
PSTN
broadband
narrowband
carrier
others
2007

GOM: -18.2% yoy on a comparable basis
(in million of euros)



GOM
GOM rate
GOM rate without risk assessment
1,473
47.1%
46.9%
1,205
44.2%
41.8%
2006 CB
2007

- initiatives on fixed voice to protect revenue and traffic with new tariff plans in 4Q07
- broadband revenue growth offset narrowband revenue decline for the first time in 4Q07
  - 2.0m retail broadband customers vs 1.7m a year ago
  - maintained strong volume market share at 42.7% in 4Q07
- GOM decrease mainly driven by the 8.1% revenue decline and the provision for risk assessment

Poland: priorities and action plans for 2008

personal	▪ maintain leadership in value market share ▪ focus on cost reduction programs (push non terminal offers, on-net offers, network sharing, IT optimization …) ▪ further extend 3G / HSDPA coverage
home	▪ defend fixed value share by rebalancing tariff strategy ▪ boost broadband customer base and address non PSTN customers with naked DSL offers ▪ push triple play offers by leveraging on TV packages and contents ▪ focus on retention : speed upgrades and livebox equipment

2007 personal ROW

ongoing sustained revenue growth

revenues: +12.7% yoy on a comparable basis
(+16.7% excl. regulatory impacts)
(in million of euros)



6,701
-53
-16
+38
+242
+35
+28
+214
+239
+122
7,550
-3.4%
-2.0%
+8.3%
+24.3%
+5.0%
+37.3%
+29.2%
+22.4%
+42.1%
2006 CB
Belgium*
Switzerland
Netherlands
Romania
Slovakia
Moldova
Egypt & Jordan
Africa
Dominicana
2007

GOM: +11.4%
yoy on a comparable basis
(in million of euros)



GOM rate
2,756
3,071
41.1%
40.7%
2006 CB
2007

- sustained revenues growth especially in Romania, Egypt, Dominican Republic and Senegal
- revenues in Belgium and Switzerland impacted by MTR cuts
- GOM rate nearly stabilized thanks to ongoing cost control that were offset by regulatory impacts and development costs of new operations in Africa

*incl. VOX Mobile in Luxembourg

2007 personal ROW
revenue growth driven by customer base increase

mobile customer base (000s): +33.6% yoy on a comparable basis


yoy growth (%)
Moldova 1,160 +32.6%
Switzerland 1,510 +8.2%
Jordan 1,514 +7.7%
Dominicana 2,071 +36.9%
Slovakia 2,864 +6.4%
Belgium+Lux 3,359 +4.6%
Romania 9,813 +22.0%
Egypt* 10,771 +63.1%
Africa 11,484 +49.4%
Western Europe
Eastern Europe
Middle East & Africa

- another quarter of strong customer acquisition: 3.2 million net additions in 4Q07 on a comparable basis
  - in particular in Egypt, Romania, Mali and Ivory Coast

* consolidated at 71.25%

focus personal ROW

Egypt and Romania, 2 of the main growth drivers

customers and revenues in Egypt (100% and in Egyptian pound)


subscribers (000s)*
revenues *
4,521
5,364
6,362
8,201
4,016
6,696
9,267
15,118
2004
2005
2006
2007

- over 2004-07, customers increased by 56% per year and revenues grew by 22% per year
- usage holding up as a result of positive elasticity demonstrated during 07

customers and revenues (in million of euros) in Romania


subscribers (000s)
revenues
625
870
1,082
1,234
4,938
6,823
8, 043
9, 813
2004
2005
2006
2007

- strong growth of prepaid customers in 2007, particularly in the youth segment
- monthly ARPU went up by 4.9% yoy in 2007 at 10.7€, despite MTR cuts
- strong increase of mobile data with the launch of HSDPA

* reminder, Egypt is consolidated at 71.25%

2007 home ROW

revenues:
stable yoy on a comparable basis
(in million of euros)


2,100
-22
-25
-2
+12
+14
+2
+21
2,100
-5.1%
-4.0%
-0.9%
+3.1%
+8.1%
+4.7%
+10.7%
2006 CB
UK
Spain
Jordan
Senegal
Ivory Coast
Mauritius
others
2007

broadband customer base in Middle East and Africa (000s):


yoy growth (%)
Mauritius 5 +30%
Ivory Coast 21 +110%
Senegal 38 +38%
Jordan 59 +101%
total 124 +74%

- +3.8% yoy revenue growth in Middle East and Africa on a comparable basis
- continued broadband deployment

Row: priorities and action plan for 2008

Western and Eastern Europe	▪ pursue the transformation of European operations business model – become leading triple play operator in Romania (Flybox) – pursue roll-out of FTTH in Slovakia – boost ADSL offers in Switzerland ▪ accelerate mobile broadband adoption ▪ continue cost efficiency programmes
Middle East & Africa	▪ maintain growth momentum – address lower ARPU customers – develop mobile non-voice services (m-payments) – extend roaming offers to boost usages – launch WiMax broadband offers ▪ improve quality of service by increasing network capacity ▪ invest to develop the new operations in the region

2007 enterprise
revenues stabilized thanks to a good performance in all activities

revenues:
+0.4% yoy on a comparable basis
(in million of euros)



7,689
-375
+130
+144
+133
7,721
2006 CB
Business Network Legacy
Advanced Business Network
Extended Business Services
Others*
2007

GOM rate:
limited yoy erosion on a comparable basis
(in million of euros)



GOM rate
1,414
648
1,343
18.4%
17.0%
17.4%
2006 CB
1H07
2007

- resilience of Business Network Legacy in voice France and in data revenues
- Advanced Business Network revenue growth slowdown as IP migration well under way
- ICT services** revenues growth: +15.2% yoy, above market trend, incl. dynamic equipment resales
- FY07 GOM rate was down by 1 pt yoy, but increased in 2H07 (17.7%) vs 1H07 mainly due to both improved connectivity and services margins

* broadcast and equipment ; ** Extended Business Services+Business outsourcing+equipement resale

2007 enterprise

recent successes and recognitions

key customers contracts

ISIS
SWAROVSKI
SNCF
Gategourmet
Allianz
MINISTRY FOR FOREIGN AFFAIRS OF FINLAND
AXA
REGERINGSKANSLIET
Government Offices of Sweden
Ministry for Foreign Affairs

industry recognitions

- best global operator award for the second consecutive year
- best project management award: outstanding performance delivered to Fox Pitt, Kelton
- Gold ICT award, January 2008 by Telemark

WCA 2007 WINNER

- Telemark: **Customer Satisfaction Index** - 2 years of data supremacy



Overall Satisfaction Index - Trends
% difference from 'just satisfied'
25%
20%
15%
10%
5%
0%
Aug-05
Feb-06
Aug-06
Feb-07
Aug-07
Moving Annual Totals
Orange Bus. Services
NTT Com
BT
Verizon Business
© Telemark Services Ltd 2007

enterprise: priorities and action plan for 2008

continue the transformation to reach 50% share in transformation revenue

2/3 – 1/3

2004



66%

traditional revenue*

34%

transformation revenue

50 – 50

2008



49%

traditional revenue*

51%

transformation revenue

grow the business while preserving profitability

- leverage IP convergence services to end-users to consolidate our network business and preserve our connectivity margin
- operational excellence: enhance process efficiency and streamline cost base
- continue to grow in emerging markets

* "transformation" revenue includes Advanced Business Network" revenue and Extended Business Services"

part 4
2008 outlook & cash policy

France Telecom-Orange is positioned on distinctive growth drivers on its footprint …

fixed broadband continuous penetration


% of households
France
UK
Spain
Poland
55%
44%
26%
76%
72%
60%
51%
2007
2010e

Source : Ovum, April 2007

West. Europe mobile broadband penetration


million SIM cards
+1.3%
194
202
16%
63%
21%
9%
35%
56%
2G
2.5G
3G
2007
2010e

Source : Yankee Group

IPTV market development in Europe


% of households
2007
2010e
France
Belgium
Spain
Switzerland
UK
17%
6%
5%
2%
1%
34%
16%
11%
7%
5%

Source : Pyramid Research,l 2007

Middle East and Africa market revenue


in billions of euros
+17%
6
10
2007
2010e

source: Yankee Group, Pyramid, Ovum (Senegal, Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Mauritius)

CAGR 07-10e

… to capture growth beyond the one of its core business

steady growth relies mainly on core business

core business growth on Orange footprint


+2-3%
2007
2010e

progressive benefits of addressable new revenue streams

group revenue split and evolution by business


45%
4%
6%
45%
2002
25%
11%
55%
9%
2007
2010
PSTN *
mobile *
data & new services
internet access *
new territories

* wholesale included, equipment sales and Orange Business Services excluded, Enterprise revenues on data excluded

a 2008 guidance in line with momentum

group revenue should keep pace
with market growth in the footprint*

GOM rate	▪ stability
CAPEX to sales	▪ around 13%
organic cash flow	▪ higher than € 7.8 bn

* see in slide 65 perimeter impact on 2007 revenues

2007 cash use

net cash provided by operating activities in 2007

€ 14.6 bn

7.0	capex, i.e 13% of sales
-0.7	net amount of (disposal) / acquisitions
3.7	dividend paid to FT.SA and minority shareholders
4.0	debt reimbursement
0.6	miscellaneous (including escrow account)

capex

traditional capex decrease creates room of maneuver for new growth areas

CAPEX evolution and trend

in million euros and % of revenue



additional growth projects**
CAPEX on growing activities***
traditional CAPEX****
6,033*
(12.5%)
6%
25%
69%
6,979
(13.2%)
9%
28%
64%
~13%
15-25%
20-25%
50-55%
2005
2007
Mid term

insight

- increase investments to support Next Generation Network implementation, Content and Health offers…
- peak in 3G / 3G+ programs reached in 2007
- traditional Capex like PTSN or 2G keep on declining
- FTTH rollout beyond 2008 subject to regulation decisions will not change our investment rate

* excluding PagesJaunes
** eg, FTTH programs subject to decision investment, content and new usage platforms
*** eg, 3G, Livebox and broadband in mature countries, network in emerging countries
**** eg, PSTN and 2G legacy network and IT in mature countries, real estate

capex

broadband coverage increase will foster new usage development

France	2006	2007
ADSL	98%	98%
3G+Edge	98%	98%
3G+(HSDPA)	15%	66%

Poland	2006	2007
ADSL	86%	88%
3G+Edge	94%	99%
3G+(HSDPA)	0%	25%

UK	2006	2007
ULL	36%	47%
3G+Edge	95%	95%
3G+(HSDPA)	0%	26%

Spain	2006	2007
ULL	55%	66%
3G+Edge	73%	83%
3G+(HSDPA)	41%	73%



M&A

dynamic management of our business portfolio to support growth

M&A flows in 2007

in billion of euros


+1.8
-1.1
divestments
acquisitions

3 main objectives

- reinforce footprint on emerging markets
- strengthen when appropriate activities in Western Europe
- acquire complementary competencies in some key businesses


disposal of Orange Netherlands
acquisition of VOXmobile (Luxembourg)
restructuration of ONE in Austria
acquisition of Ya.com in Spain
acquisition of 51% of Telkom Kenya
acquisition of a GSM licence in Guinea Bissau
acquisition of a GSM licence in Guinea
acquisition of a GSM licence in Niger:
acquisition of a GSM licence in RCA:

dividend policy

an attractive shareholder remuneration



Group dividend evolution
in euros per share
0.48
1.00
1.20
1.30
2004
2005
2006
2007

- 43.3% of 07 organic cash flow will be allocated to dividend (48% w/o minorities)
- dividend yield in 2007*: 5.9%
- payment date proposed**: June 3rd, 2008

cash return policy

- while keeping in the medium term a net debt to GOM ratio below 2 under current market conditions
  - indication on FY2008 dividend: above 1.3 euro per share
  - with a possibility for the Board to distribute above 45% of organic cash flow
  - in addition, the Board will consider annually additional remuneration depending on cash flow projections and investment plans

* computed on average price from dividend payment date in 2006 (05/11/06) to dividend payment date in 2007 (06/06/07)
**record date : market before payment date, ex-dividend date: 3 day before payment date

NExT is delivering solid results and France Telecom-Orange is well positioned on its future challenges

momentum and 2006/2007 results comfort the strategy

- thorough execution on 5 operational and strategic priorities
  - innovation
  - customer service
  - brand
  - cost efficiency
  - disciplined M&A

achieving NExT that lay foundations for 2010 ambitions

- improve growth trend thanks to balanced positions on its businesses
  - resilient growth in the core business markets
  - new revenues streams
- increase our cash generation with allocation objectives
  - increase return to shareholders
  - maintain a sound balance sheet

appendices

glossary (1)

ADSL market share	▪ sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs).
ARPU (Average Revenues Per User)	▪ for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period. ▪ for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period. ▪ for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
AUPU (Average Usage Per User)	▪ for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXpernditures)	▪ tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	▪ data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
Churn Rate	▪ total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months. – for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
GOM Gross Operating Margin	▪ revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.

glossary (2)

Net Financial debt	gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Number of Employees	active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
Mature markets	France, UK, Spain, Netherlands, Switzerland, Belgium, Poland Fixed
Growing markets	Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea Bissau, IvoryCoast, Jordan, Madagascar, Mauritius, Mexico, Moldova, Republic of Centre-africa, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
SACs Subscriber Acquisition Costs	for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
SRC Subscriber Retention Costs	for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
Commercial costs	external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
IT&N costs	external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
Labour costs	wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.

2006: from historical to comparable basis results

in million of euros	FY06 Historical results	perimeter(*) and others	exchange rate impact	FY06 proforma
Revenues	51,702	+21	-182	51,541
GOM	18,539	+10	-63	18,486
Capex	6,732	+6	-17	6,721

(*) impact of Jordan full consolidation, Silicomp, Neocles and Diwan entries and FTMSC sale

exchange rate impact by currency

	PLN	USD	GBP	EGP	Others
average rate FY06	3.894	1.255	0.682	7.202	
average rate FY07	3.781	1.369	0.684	7.722	

2007: indication of perimeter impact

in million of euros	FY07 published results	perimeter(*)	FY07 adjusted
Revenues	52,959	-425	52,534
GOM	19,116	-157	18,959
Capex	6,979	-39	6,940

(*) negative impact of Orange Netherlands disposal
Positive impact of ya.com and Vox Mobile acquisition

balance sheet (1)

	Note	Year ended December 31, 2007	Year ended December 31, 2006
ASSETS			
goodwill, net	12	31,389	31,517
other Intangible assets, net	13	16,658	18,713
property, plant and equipment, net	14	27,849	28,222
interests in associates	15	282	360
assets available for sale	16	518	338
Non-current loans and receivables	18	1,960	867
Non-current financial assets at fair value through profit or loss	19	54	44
Non-current hedging derivatives assets	23	42	37
other non-current assets	17	63	39
deferred tax assets	11	7,273	8,250
total non-current assets		86,088	88,387
inventories, net		1,068	844
trade receivables, net	18	6,556	6,756
Current loans and other receivables	18	81	53
Current financial assets at fair value through profit or loss, excluding cash equivalents	19	534	543
Current hedging derivatives assets	23	12	3
other current assets	17	2,035	1,788
current tax assets	11	111	247
prepaid expenses	17	673	580
cash and cash equivalents	20	4,025	3,970
total current assets		15,095	14,784
TOTAL ASSETS		101,183	103,171

balance sheet (2)

	Note	Year ended December 31, 2007	Year ended December 31, 2006
EQUITY AND LIABILITIES			
share capital		10,457	10,427
additional paid-in capital		15,317	15,179
retained earnings (deficit)		(3,966)	(5,171)
net income for the year		6,300	4,139
translation adjustment		1,747	2,220
equity attributable to equity holders of France Telecom SA		29,855	26,794
minority interests		4,470	4,844
total equity	30	34,325	31,638
Non-current trade payables	20	435	535
Non-current financial liabilities at amortized cost, excluding trade payables	20	32,532	36,199
Non-current financial liabilities at fair value through profit or loss	20	154	798
Non-current hedging derivatives liabilities	20	955	1066
non-current employee benefits	26	535	534
non-current provisions	28	1,657	2,206
other non-current liabilities	29	870	959
deferred tax liabilities	11	1,440	1,749
total non-current liabilities		38,578	44,046
trade payables	20	9,580	9,015
Current financial liabilities at amortized cost, excluding trade payables	20	8,694	9,264
Current financial liabilities at fair value through profit or loss	20	730	0
Current hedging derivatives liabilities	20	353	33
current employee benefits	26	1,881	1,606
current provisions	28	1,599	1,816
other current liabilities	29	1,837	2,110
current tax payables	11	331	466
deferred income	29	3,275	3,177
total current liabilities		28,280	27,487
TOTAL EQUITY AND LIABILITIES		101,183	103,171

cash-flow account (1)

	Note	Year ended December 31, 2007	Year ended December 31, 2006
OPERATING ACTIVITIES			
net income attributable to equity holders of France Telecom SA		6,300	4,139
adjustments to reconcile net income/(loss) to funds generated from operations			
depreciation and amortization	*13-14*	*8,111*	*7,833*
impairment of non-current assets	*7-13-14*	*107*	*105*
impairment of goodwill	*7-12*	*26*	*2,800*
gain on disposals of assets	*8*	*(769)*	*(3,079)*
change in other provisions		*(945)*	*(847)*
share of profits (losses) of associates	*15*	*(4)*	*(24)*
income tax	*11*	*1,330*	*2,302*
interest income and expense		*2,627*	*3,004*
minority interests	*30*	*519*	*629*
foreign exchange gains and losses, net		*(740)*	*(796)*
derivatives		*756*	*1,038*
share-based compensation		*234*	*34*
change in inventories, trade receivables and trade payables			
decrease/(increase) in inventories (net)		*(250)*	*1*
decrease/(increase) in trade accounts receivable		*121*	*82*
increase/(decrease) in trade accounts payable		*(190)*	*(318)*
other changes in working capital requirements			
decrease/(increase) in other receivables		*(98)*	*15*
increase/(decrease) in other payables		*331*	*235*
dividends and interest income received		*315*	*164*
interest paid and interest rates effects on derivatives, net		*(2,726)*	*(2,848)*
income tax paid		*(791)*	*(606)*
net cash provided by operating activities		14,644	13,863

cash-flow account (2)

	Note	Year ended December 31, 2007	Year ended December 31, 2006
INVESTING ACTIVITIES			
purchases/sales of property, plant and equipment and intangible assets			
purchases of property, plant and equipment and intangible assets	13-14	(7,064)	(7,039)
increase/(decrease) in amounts due to fixed asset suppliers		125	228
proceeds from sales of property, plant and equipment and intangible assets	13-14	113	105
cash paid for investment securities, net of cash acquired			
FT Espa_a ISP (Ya.com)	4	(319)	-
Telkom Kenya	4	(270)	-
Purchase of treasury shares by TP SA	4	(185)	-
Amena	4	-	(113)
Orange Moldova	4	(103)	-
Silicomp	4	(96)	-
Voxmobile	4	(80)	-
other payments for investment securities		(64)	(142)
proceeds from sales of investment securities, net of cash transferred			
PagesJaunes	4	-	2,697
Orange Nederland	4	1306	-
Tower Participations	8	254	-
Bluebirds	4	110	-
One	15	82	-
other proceeds from sales of investment securities		56	112
decrease/(increase) in marketable securities and other long-term assets			
Escrow account deposit	18-33	(757)	-
Other		11	(539)
net cash used in investing activities		(6881)	(4,691)

cash-flow account (3)

	Note	Year ended December 31, 2007	Year ended December 31, 2006
FINANCING ACTIVITIES			
issuances			
bonds convertible, exchangeable or redeemable into shares	*20*	*3,122*	*928*
long-term debt	*20*	*824*	*585*
redemptions and repayments			
bonds convertible, exchangeable or redeemable into shares	*20*	*(4,001)*	*(3,895)*
long-term debt	*20*	*(2,430)*	*(1,997)*
equity portion of hybrid debt	*20-30*	*(16)*	*(42)*
increase/(decrease) in bank overdrafts and short-term borrowings	*20*	*(906)*	*(1,117)*
decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	*20*	*(330)*	*192*
exchange rates effects on derivatives, net		*(99)*	*(724)*
purchase of treasury shares	*30*	*(214)*	*(10)*
capital increase	*30*	*140*	*54*
minority shareholders' contributions	*30*	*50*	*(50)*
dividends paid to minority shareholders	*30*	*(677)*	*(593)*
dividends paid by France Telecom SA	*30*	*(3,117)*	*(2,602)*
net cash used in financing activities		(7,654)	(9,271)
net change in cash and cash equivalents		109	(99)
effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(54)	(28)
cash and cash equivalents at beginning of period/year		3,970	4,097
cash and cash equivalents at end of period/year (*)		4,025	3,970

(*) Includes cash and cash equivalents related to assets held for sale.

additional cash-flow disclosure:

France Telecom has offset, with VAT payments of May and June 2007, various income tax receivables for a total amount of 178 million euros.

profit & loss account

	Note	Year ended december 31, 2007	Year ended December 31, 2006
Revenues	5	52,959	51,702
external purchases	6	(23,156)	(22,809)
other operating income	6	440	473
other operating expense	6	(2,360)	(2,235)
labour expenses:			
- wages and employee benefit expenses	*6*	*(8,767)*	*(8,592)*
- employee profit-sharing	*6*	*(359)*	*(346)*
- share-based compensation	*6*	*(279)*	*(30)*
depreciation and amortization	13-14	(8,111)	(7,824)
impairment of goodwill	7	(26)	(2,800)
impairment of non-current assets	7	(107)	(105)
gains (losses) on disposal of assets	8	769	97
restructuring costs	9	(208)	(567)
share of profits (losses) of associates	15	4	24
operating income	3	10,799	6,988
interest expense	10	(2,521)	(3,155)
foreign exchange gains (losses)	10	(4)	26
discounting expense	10	(125)	(122)
finance costs, net		(2,650)	(3,251)
income tax	11	(1.330)	(2,180)
consolidated net income after tax of continuing operations		6,819	1,557
consolidated net income after tax of discontinued operations	4	0	3,211
consolidated net income after tax		6,819	4,768
net income attributable to equity holders of France Telecom SA		6,300	4,139
minority interests	30	519	629

2007 personal ROW

Country	2007 revenues €m	% var. yoy CB	2007 subscribers (000s)	% var. yoy CB	Market share ****
Belgium +Lux.	1,512	-3.4%	3,359	4.6%	32.8%
Netherlands*	505	8.3%			
Switzerland	816	-2.0%	1,510	8.2%	18.7%
Romania	1,234	24.3%	9,813	22.0%	43.2%
Slovakia	744	5.0%	2,864	6.4%	52.1%
Moldava	102	37.3%	1,160	32.6%	67.0%
Dominicana	411	42.1%	2,071	36.9%	41.8%
Egypt***	757	28.9%	10,771	63.1%	49.3%
Jordan	189	31.1%	1,514	7.7%	33.7%
Bostwana	68	37.5%	553	26.9%	48.4%
Cameroon	210	17.3%	1,977	46.1%	47.4%
Central Africa	0	Ns	34	Ns	Ns
Ivory Coast	287	-1.6%	2,542	45.1%	42.5%
Equitorial Guinea**	29	13.9%	88	54.5%	
Guinea	2	Ns	185	Ns	Ns
Guinea bissau	1	Ns	36	Ns	Ns
Madagascar	88	36.8%	1,301	102.0%	63.2%
Mali	225	32.4%	2,035	74.7%	80.0%
Mauritus island**	24	12.7%	221	15.0%	59.0%
Senegal	378	39.9%	2,512	20.4%	70.8%

* at the end of Sept. 2007; ** consolidated at 40%; *** consolidated at 71,25%; ****company estimates and Q307 figures for Belgium (incl. MVNO), for Switzerland, for Egypt

2007 home ROW

Country	2007 revenues €m	% var. yoy CB	2007 fixed-line subscribers (000s)	% var. yoy CB	2007 ADSL subscribers (000s)
Jordan	258	-0.9%	559	-9.0%	59
Ivory Coast	182	8.1%	250	-7.7%	21
Mauritus island*	43	4.7%	132	-2.9%	5
Senegal	390	3.1%	269	-4.9%	38

* consolidated at 40%